FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of October 18, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc

(LSE: SIG and Nasdaq NMS: SIGY) October 18, 2004

Signet Group to list on New York Stock Exchange

ADSs planned to begin trading under ticker symbol "SIG," effective November 16th, 2004

ADS ratio changes to 10 ordinary shares per 1 ADS today

October 18th, 2004 -- Signet Group plc ("Signet"), a UK registered company, is the world's largest specialty retail jeweler and parent company of "Kay Jewelers" and "Jared The Galleria Of Jewelry" in the US. It is Signet's intention to list its American Depositary Shares ("ADSs") on the New York Stock Exchange (the "NYSE"). Subject to approval from the NYSE and its registration statement becoming effective with the United States Securities and Exchange Commission it is planned that from November 16th, 2004, Signet's ADSs will be listed exclusively on the NYSE under the ticker symbol "SIG." No new shares will be issued in conjunction with this listing. Signet ADSs currently are listed on the NASDAQ Stock Market under the ticker symbol "SIGY." Signet ordinary shares trade on the London Stock Exchange under the ticker symbol "SIG."

Prior to listing its ADSs on the NYSE, Signet is today changing its ADS ratio to 10 ordinary shares per 1 ADS from 30 ordinary shares per 1 ADS.

Deutsche Bank has recently been appointed as the depositary bank for Signet's ADSs and will continue in this role after the change.

Terry Burman, Group Chief Executive, commented: "Signet is committed to raising its profile among US investors. Listing on the NYSE will provide an excellent platform to highlight to the US financial community our consistent record of growth, excellence in operational execution and culture of continuous improvement, these being the drivers behind our financial performance. Signet has a market capitalization of $3.4 billion. The US division, which accounts for some 70% of sales and operates under strong brand names such as "Kay Jewelers" and "Jared The Galleria Of Jewelry", offers significant further growth opportunities. We believe that Signet's profile will be of interest to an increasing number of potential US investors."

"The NYSE is proud to welcome Signet to our family of listed companies," said NYSE CEO John Thain. "Signet is a recognized market leader with an impressive portfolio of retail brands in America and abroad. Signet will be a strong addition to our roster of top retail sector players. We look forward to an outstanding partnership with Signet and its shareholders."

Enquiries:

Terry Burman, Group Chief Executive +44 (0) 20 7399 9520

Walker Boyd, Group Finance Director +44 (0) 20 7399 9520

Brian Rafferty, Taylor Rafferty (US) +(1) 212 889 4350

Pamela Small, Brunswick (UK) +44 (0) 20 7404 5959

Signet operated 1,725 speciality retail jewelry stores at July 31st, 2004; these included 1,126 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 599 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2003/04 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22nd, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   October 18, 2004